Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

November 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Fitness Champs Holdings Limited (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1
File Number 333-282016

Ladies and Gentlemen:

Please note that today we submitted an exhibits-only filing as Amendment No. 3 to the Registration Statement referenced above.

If you have any questions regarding this filing, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood